VITAL LIVING, INC.
                               5080 N. 40th Street
                                    Suite 105
                             Phoenix, Arizona 85018


                                         November 11, 2003

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549
Attn:    Song P. Brandon and Jeffrey Riedler
         Mail Stop 03-09

         Re: Vital Living, Inc. Registration Statement on Form SB-2 File No. 333-102106
                  Application for Withdrawal of Registration Statement
                  ----------------------------------------------------

Gentlemen:

     Pursuant to Rule 477 under the Securities Act of 1933, as amended (the "Securities Act"), Vital Living, Inc., a Nevada corporation (the "Registrant"), hereby applies for an order granting the immediate withdrawal of its Registration Statement on Form SB-2, File Number 333-102106, as amended (the "Registration Statement"). The Registrant hereby confirms that no securities have been offered or sold pursuant to the Registration Statement.

     The Registrant's last filing with regard to the Registration Statement was made on July 23, 2003. Since this time, the Registrant has undergone significant changes in its business operations, including the acquisition of E-Nutraceuticals, Inc. ("ENI") and Doctors For Nutrition, Inc. ("DFN"), each of which were disclosed on a Current Report on Form 8-K. As a result of these transactions, the description of the Registrant's business, as well as certain sections of the Registration Statement, need to be substantially rewritten so as to be consistent with the Registrant's current operations. Additionally, although the financial information required for the ENI transaction has been filed, the financial information required for the DFN transaction is still pending. Accordingly, the Registrant deems it more appropriate to withdraw the Registration Statement at this time and file a new registration statement at a later date which will allow the Registrant to adequately describe its business and financial condition following these transactions.

                                         Sincerely,

                                         /s/ Stuart Benson

                                         Stuart Benson
                                         President